

August 3, 2010

Jonathan E. Johnson III
President
Overstock.com, Inc.
6350 South 3000 East
Salt Lake City, Utah 84121

> **Re: Overstock.com, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 28, 2010**
> **File No. 333-166871**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 9, 2010**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
> **Filed May 4, 2010**
> **File No. 000-49799**

Dear Mr. Johnson:

We have reviewed the responses in your July 28, 2010 letter to our letter dated July 22, 2010 and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to the comments directed to your Exchange Act reports within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Note 16. Commitments and Contingencies, page F-35

1. We note your response to comment five from our letter dated July 22, 2010. Please show us what your disclosure will look like revised as previously requested. Your response should address the full content of your disclosure of legal proceedings within your Commitments and Contingencies note to the financial statements as opposed to an example of a single

matter. In this regard, your current disclosure does not allow a reader to discern what amounts have been accrued on a case by case basis. Further, by not disclosing the amounts accrued for each contingency it is not possible for a user of your financial statements to assess future potential charges when you assert you are unable to estimate the potential loss or range of loss. You state in your response that your original disclosures include "[o]ur maximum potential exposure on the above noted legal matters." Since you have accrued liabilities and you have disclosed your maximum potential exposure, it is not evident why you assert you are not able to disclose the additional exposure to loss such as the difference between the amount you accrued and the amount you state is your maximum potential exposure. Please refer to FASB ASC paragraph 450-20-55-21; and revise your disclosures accordingly.

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Item 4. Controls and Procedures, page 38

Changes in Internal Control Over Financial Reporting, page 39

2. We note your response to comment nine from our letter dated July 22, 2010. Please describe in greater detail the changes that were recommended by the consulting firm with regards to your internal controls over financial reporting. In this regard, it is unclear from your proposed disclosure what changes the consulting firm recommended.

You may contact Robert Babula, Staff Accountant, at (202) 551-339 or in his absence Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225, or Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Thomas W. Adkins
        Bracewell & Giuliani LLP
        via facsimile